# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ionic Digital Inc., CIK 0002007691
CUSIP: 462210105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District Of Columbia (DC), 20001
Date of event which requires filing of this statement: 10/20/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001582090
Persons authorized to receive notices and communications: Michael D. Adamski, 250 West 55th Street, 34th Floor, New York, New York (NY), 10019, (212) 714-3300; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Sachem Head Capital Management LP (CIK 0001582090): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,500,125; sole dispositive power 0; shared dispositive power 4,500,125; aggregate amount beneficially owned 4,500,125 (9.99% of the class)
  Comment: Consists of 4,450,000 shares of Class A Common Stock held directly by the Sachem Head Funds (defined below) and 50,125 shares of Class A Common Stock issuable upon exercise of Warrants held by the Sachem Head Funds. Excludes 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants (as defined in Item 4) by reason of the Ownership Limitation (as defined in Item 4).
- Uncas GP LLC (CIK 0001658906): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,500,125; sole dispositive power 0; shared dispositive power 4,500,125; aggregate amount beneficially owned 4,500,125 (9.99% of the class)
  Comment: Consists of 4,450,000 shares of Class A Common Stock held directly by the Sachem Head Funds and 50,125 shares of Class A Common Stock issuable upon exercise of Warrants held by the Sachem Head Funds. Excludes 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants by reason of the Ownership Limitation.
- Sachem Head GP LLC (CIK 0001658917): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,180,125; sole dispositive power 0; shared dispositive power 3,180,125; aggregate amount beneficially owned 3,180,125 (7.1% of the class)
  Comment: Consists of 3,130,000 shares of Class A Common Stock held directly by SH (defined below) and SHM (defined below) and 50,125 shares of Class A Common Stock issuable upon exercise of Warrants held by SH and SHM. Excludes 587,975 shares of Class A Common Stock issuable upon exercise of Warrants held by SH and SHM by reason of the Ownership Limitation, which is applied on an aggregate basis to the Sachem Head Funds.
- Scott D. Ferguson (CIK 0001658919): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,500,125; sole dispositive power 0; shared dispositive power 4,500,125; aggregate amount beneficially owned 4,500,125 (9.99% of the class)
  Comment: Consists of 4,450,000 shares of Class A Common Stock held directly by the Sachem Head Funds and 50,125 shares of Class A Common Stock issuable upon exercise of Warrants held by the Sachem Head Funds. Excludes 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants by reason of the Ownership Limitation.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Ionic Digital Inc.
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District Of Columbia (DC), 20001

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Sachem Head Capital Management LP, a Delaware limited partnership ("Sachem Head");

(ii) Uncas GP LLC, a Delaware limited liability company ("SH Management");

(iii) Sachem Head GP LLC, a Delaware limited liability company ("Sachem Head GP"); and

(iv) Scott D. Ferguson ("Mr. Ferguson").

Sachem Head serves as investment adviser to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership ("SH"), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands ("SHM"), and SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands ("Stony Creek" and, together with SH and SHM, the "Sachem Head Funds"), which hold of record the shares of Class A Common Stock and the Warrants (as defined in Item 3) reported herein. SH Management serves as the sole general partner of Sachem Head. Sachem Head GP serves as the general partner of certain affiliated funds, including SH and SHM. Mr. Ferguson serves as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of the securities reported herein.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.
Present principal occupation or employment: The principal business of Sachem Head is to serve as investment adviser to certain affiliated funds, including the Sachem Head Funds. The principal business of SH Management is to serve as the sole general partner of Sachem Head. The principal business of Sachem Head GP is to serve as the general partner of certain affiliated funds, including SH and SHM. The principal occupation of Mr. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sachem Head is a Delaware limited partnership. Each of SH Management and Sachem Head GP is a Delaware limited liability company. Mr. Ferguson is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 26, 2026, pursuant to the Securities Purchase Agreement described in Item 4, the Sachem Head Funds purchased from the Issuer in a private placement an aggregate of 2,264,150 shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), together with warrants to purchase an aggregate of 905,658 shares of Class A Common Stock (the "Warrants"), at a purchase price of $53.00 per share of Series A Preferred Stock, for an aggregate purchase price of approximately $120 million, using the working capital of the Sachem Head Funds. In connection with the Issuer's direct listing of the Class A Common Stock on The Nasdaq Global Select Market on July 28, 2026, each share of Series A Preferred Stock held by the Sachem Head Funds converted automatically into one share of Class A Common Stock, resulting in the issuance to the Sachem Head Funds of an aggregate of 2,264,150 shares of Class A Common Stock, without the payment of any additional consideration.

An additional 2,185,850 shares of Class A Common Stock reported herein were acquired by the Sachem Head Funds in open market transactions for an aggregate purchase price of approximately $142.2 million, excluding brokerage commissions, using the working capital of the Sachem Head Funds.

Positions in the shares of Class A Common Stock may be held in margin accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Series A Preferred Stock and Class A Common Stock because they believe they represent an attractive investment opportunity. The Reporting Persons intend to engage in discussions with the Issuer's management and board of directors (the "Board"), other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance and Board composition and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer, the Board, management, other stockholders of the Issuer and other interested parties.

Securities Purchase Agreement

On June 26, 2026, the Sachem Head Funds entered into a Securities Purchase Agreement with the Issuer (the "Securities Purchase Agreement"), pursuant to which the Sachem Head Funds purchased the Series A Preferred Stock and the Warrants described in Item 3. Pursuant to Section 1.3 of the Securities Purchase Agreement, the Sachem Head Funds agreed not to transfer any Lock-Up Securities (as defined below) until the date that is 180 days after July 28, 2026, the first trading date of the Class A Common Stock on The Nasdaq Global Select Market (the "Lock-Up"). "Lock-Up Securities" means the shares of Series A Preferred Stock, the shares of Class A Common Stock issued upon conversion thereof, Warrants representing 98% of the shares of Class A Common Stock issuable upon exercise of each tranche of Warrants (the "Lock-Up Warrants") and the shares of Class A Common Stock issuable upon exercise of the Lock-Up Warrants. The Lock-Up does not apply to transactions relating to shares of Class A Common Stock or other securities acquired on or after the first trading date of the Class A Common Stock, including in open market transactions. During the Lock-Up period, each Sachem Head Fund may (i) transfer Lock-Up Securities to its affiliates that agree to be bound by the Lock-Up and (ii) sell shares of Class A Common Stock subject to the Lock-Up at a price greater than $70.00 per share, in which case a pro rata portion of its Lock-Up Warrants (and the underlying shares of Class A Common Stock) will be released from the Lock-Up. Any discretionary waiver or termination by the Issuer of lock-up restrictions applicable to any other stockholder of the Issuer will apply pro rata to the Sachem Head Funds.

Warrants

The Warrants were issued to the Sachem Head Funds on June 26, 2026 pursuant to the Securities Purchase Agreement and consist of three tranches, each exercisable for an aggregate of 301,886 shares of Class A Common Stock, at exercise prices of $63.60, $74.20 and $87.45 per share, respectively. The Warrants are exercisable at any time until June 26, 2031, subject to the Ownership Limitation (as defined below).

Under the terms of each Warrant, a holder of a Warrant is prohibited from exercising such Warrant to the extent such exercise would result in such holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) beneficially owning in excess of 9.99% of the outstanding Class A Common Stock (the "Ownership Limitation"). Each of the Sachem Head Funds has delivered to the Issuer a written Lock-Down Election (as defined in Section 2.3 of each Warrant), irrevocably electing that the Ownership Limitation applicable to its Warrants shall not be subject to increase or waiver for so long as such Sachem Head Fund or any of its affiliates holds such Warrants.

Registration Rights Agreement

On June 26, 2026, the Sachem Head Funds entered into a Registration Rights Agreement with the Issuer and the other investors named therein (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer agreed, among other things, to file a registration statement covering the resale of the shares of Class A Common Stock issued upon conversion of the Series A Preferred Stock, the Warrants and the shares of Class A Common Stock issuable upon exercise of the Warrants, and granted the investors party thereto certain demand, piggyback and shelf registration rights.

The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Securities Purchase Agreement, the form of Warrant and the Registration Rights Agreement, which are filed as Exhibits 99.2, 99.3 and 99.4 hereto, respectively, and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced herein, actions taken by the Board, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock or other financial instruments related to the Issuer, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and the percentage of the Class A Common Stock beneficially owned by each Reporting Person. The percentages set forth herein are based on 44,996,175 shares of Class A Common Stock outstanding as of August 25, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission (the "SEC") on September 1, 2026, plus the 50,125 shares of Class A Common Stock issuable upon exercise of the Warrants that are included in the number of shares reported herein, in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Class A Common Stock reported herein. As the sole general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Class A Common Stock reported herein. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Class A Common Stock held by SH and SHM. By virtue of Mr. Ferguson's position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Mr. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Class A Common Stock reported herein.
Transactions in the class effected during the past sixty days: All information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Each of the Sachem Head Funds has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock held directly by it. Except as set forth herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, pursuant to which they have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with Rule 13d-1(k) under the Act. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto.

The Sachem Head Funds have entered into cash-settled total return swaps (the "Cash Settled Swaps") referencing an aggregate of 1,500,000 shares of Class A Common Stock. The counterparties to the Cash Settled Swaps are unaffiliated third-party financial institutions.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated October 20, 2026.

Exhibit 99.2 - Form of Securities Purchase Agreement, dated June 26, 2026 (incorporated by reference to Exhibit 10.19 to the Issuer's Registration Statement on Form S-1 (File No. 333-297125), filed with the SEC on June 29, 2026).

Exhibit 99.3 - Form of Warrant (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-297125), filed with the SEC on July 13, 2026).

Exhibit 99.4 - Registration Rights Agreement, dated June 26, 2026, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.20 to the Issuer's Registration Statement on Form S-1 (File No. 333-297125), filed with the SEC on June 29, 2026).

## Signatures
- Sachem Head Capital Management LP: /s/ Scott D. Ferguson, By Uncas GP LLC, its General Partner, Scott D. Ferguson, Managing Member (10/21/2026)
- Uncas GP LLC: /s/ Scott D. Ferguson, Scott D. Ferguson, Managing Member (10/21/2026)
- Sachem Head GP LLC: /s/ Scott D. Ferguson, Scott D. Ferguson, Managing Member (10/21/2026)
- Scott D. Ferguson: /s/ Scott D. Ferguson, Scott D. Ferguson, Individually (10/21/2026)